FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2006

Silver Wheaton Corp.
(Translation of registrant’s name into English)

Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
By:	/s/ Peter Barnes
	Name:	Peter Barnes
	Title:	President and Chief Executive Officer

Date:   September 28, 2006

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”) 666 Burrard Street, Suite 3400 Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

September 27, 2006

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through CNN Matthews on September 27, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Silver Wheaton announced it will receive a right of first refusal on future silver production from the Peñasquito Project from Goldcorp Inc. (“Goldcorp”) upon the successful completion of Goldcorp’s acquisition of Glamis Gold Ltd. (“Glamis”), the 100% owner of the Peñasquito Project located in Zacatecas, Mexico.

5.	Full Description of Material Change

Silver Wheaton announced it will receive a right of first refusal on future silver production from the Peñasquito Project from Goldcorp upon the successful completion of Goldcorp’s acquisition of Glamis, the 100% owner of the Peñasquito Project located in Zacatecas, Mexico.

Under Silver Wheaton’s existing Luismin agreement with Goldcorp, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp’s proposed acquisition of Glamis, Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp’s acquisition of Glamis, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Peter Barnes, President and Chief Executive Officer of Silver Wheaton Corp. at (604) 684-9648.

9.	Date of Report

September 28, 2006.